SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___________)*

CASI Pharmaceuticals, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G1933S101

(CUSIP Number)

June 10, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 9

CUSIP # G1933S101	Page 2 of 10

1	NAME OF REPORTING PERSONS Foresite Capital Fund VI, L.P. (“FCF VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

1,309,383 shares, except that Foresite Capital Management VI, LLC (“FCM VI”), the general partner of FCF VI, may be deemed to have sole power to vote these shares, and James Tananbaum (“Tananbaum”), the managing member of FCM VI, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

1,309,383 shares, except that FCM VI, the general partner of FCF VI, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM VI, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,309,383
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.8%[1]
12	TYPE OF REPORTING PERSON	PN

1 This percentage is calculated based upon 13,401,375 Ordinary Shares outstanding of CASI Pharmaceuticals, Inc. (the “Issuer”) as of April 28, 2024, as set forth in the Issuer’s Form F-3 Registration Statement filed with the Securities and Exchange Commission on May 3, 2024.

CUSIP # G1933S101	Page 3 of 10

1	NAME OF REPORTING PERSONS Foresite Capital Management VI, LLC (“FCM VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

1,309,383 shares, all of which are directly owned by FCF VI. FCM VI, the general partner of FCF VI, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM VI, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

1,309,383 shares, all of which are directly owned by FCF VI. FCM VI, the general partner of FCF VI, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM VI, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,309,383
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.8%[2]
12	TYPE OF REPORTING PERSON	OO

2 This percentage is calculated based upon 13,401,375 Ordinary Shares outstanding of CASI Pharmaceuticals, Inc. (the “Issuer”) as of April 28, 2024, as set forth in the Issuer’s Form F-3 Registration Statement filed with the Securities and Exchange Commission on May 3, 2024.

CUSIP # G1933S101	Page 4 of 10

1	NAME OF REPORTING PERSONS James Tananbaum (“Tananbaum”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

1,309,383 shares, all of which are directly owned by FCF VI. Tananbaum is the managing member of FCM VI, which is the general partner of FCF VI. Tananbaum may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

1,309,383 shares, all of which are directly owned by FCF VI. Tananbaum is the managing member of FCM VI, which is the general partner of FCF VI. Tananbaum may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,309,383
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.8%[3]
12	TYPE OF REPORTING PERSON	IN

3 This percentage is calculated based upon 13,401,375 Ordinary Shares outstanding of CASI Pharmaceuticals, Inc. (the “Issuer”) as of April 28, 2024, as set forth in the Issuer’s Form F-3 Registration Statement filed with the Securities and Exchange Commission on May 3, 2024.

CUSIP # G1933S101	Page 5 of 10

ITEM 1(A).	NAME OF ISSUER

CASI Pharmaceuticals, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

1701-1702, China Central Office Tower 1 No. 81 Jianguo Road, Chaoyang District, Beijing, 100025 People’s Republic of China.

ITEM 2(A).

NAME OF PERSONS FILING

This Schedule is filed by Foresite Capital Fund VI, L.P., a Delaware limited partnership (“FCF VI”), Foresite Capital Management VI, LLC, a Delaware limited liability company (“FCM VI”) and James Tananbaum. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o Foresite Capital Management
900 Larkspur Landing Circle, Suite 150
Larkspur, CA 94939

ITEM 2(C).	CITIZENSHIP See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES Ordinary Shares, par value $0.0001

ITEM 2(E)	CUSIP NUMBER G1933S101

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

CUSIP # G1933S101	Page 6 of 10

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Ordinary Shares of the Issuer by the persons filing this Statement is provided as of June 10, 2024:

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of FCF VI and the limited liability company agreement of FCM VI, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable

CUSIP # G1933S101	Page 7 of 10

ITEM 10.	CERTIFICATION.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP # G1933S101	Page 8 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2024

FORESITE CAPITAL FUND VI, L.P.

By:	FORESITE CAPITAL MANAGEMENT VI, LLC
Its:	General Partner

By:	/s/ James Tananbaum
Name:	James Tananbaum
Title:	Managing Member

FORESITE CAPITAL MANAGEMENT VI, LLC

By:	/s/ James Tananbaum
Name:	James Tananbaum
Title:	Managing Member

JAMES TANANBAUM

By:	/s/ James Tananbaum
Name:	James Tananbaum

CUSIP # G1933S101	Page 9 of 10

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	10

CUSIP # G1933S101	Page 10 of 10

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Ordinary Shares of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: June 20, 2024

FORESITE CAPITAL FUND VI, L.P.

By:	FORESITE CAPITAL MANAGEMENT VI, LLC
Its:	General Partner

By:	/s/ James Tananbaum
Name:	James Tananbaum
Title:	Managing Member

FORESITE CAPITAL MANAGEMENT VI, LLC

By:	/s/ James Tananbaum
Name:	James Tananbaum
Title:	Managing Member

JAMES TANANBAUM

By:	/s/ James Tananbaum
Name:	James Tananbaum